SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          IMCLONE SYSTEMS INCORPORATED
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               (Exact name of Registrant as Specified in Charter)


                     Delaware                                   04-2834797
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     (State of Incorporation or Organization)                 (IRS Employer
                                                           Identification No.)


      180 Varick Street, New York, New York                       10014
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     (Address of Principal Executive Offices)                   (Zip Code)


    If this form relates to the         If this form relates to the
    registration of a class of          registration of a class of
    securities pursuant to Section      securities pursuant to Section
    12(b) of the Exchange Act and       12(g) of the Exchange Act and
    is effective pursuant to            is effective pursuant to
    General Instruction A.(c),          General Instruction A.(d),
    please check the following          please check the following
    box. [ ]                            box. [X]


Securities Act registration statement file number to which this form relates:
                      -----------------------
                          (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                 Name of Each Exchange on Which
    to be so Registered                 Each Class is to be Registered
    -------------------                 ------------------------------

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Securities to be registered pursuant to Section 12(g) of the Act:


        Series B Participating Cumulative Preferred Stock Purchase Rights
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                                (Title of Class)


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                                (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered.


     On February 15, 2002 the Board of Directors of ImClone Systems Incorporated (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $0.001 per share (the "Common Stock"), of the Company payable to holders of record as of the close of business on February 19, 2002 (the "Record Date").

     Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The "Distribution Date" generally means the earlier of (i) the close of business on the 10th day after the date (the "Stock Acquisition Date") of the first public announcement that any person or group has become an Acquiring Person (as defined below), and (ii) the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

     Subject to certain exceptions, an "Acquiring Person" is any person or group who becomes the beneficial owner of 15% or more of the Common Stock. The exceptions include (i) the Company and any of its subsidiaries, (ii) any employee benefit plan of the Company and any such subsidiary, (iii) Merck KGaA and its affiliates, so long as (A) during a standstill period agreed to with the Company, they do not become beneficial owners of more than 19.9% of the Common Stock and (B) upon the expiration of such standstill period, Merck and its affiliates and associates do not acquire any additional shares of Common Stock that would cause them to hold 15% or more of the Common Stock and (iv) Bristol-Myers Squibb Company and its affiliates, so long as (A) during a standstill period agreed to with the Company pursuant to a stockholder agreement but prior to an acquisition limitation event, they do not become beneficial owners of more than 19.9% of the Common Stock, (B) during the standstill period after an acquisition limitation event, Bristol-Myers and its affiliates do not acquire any additional shares of Common Stock that would cause them to hold 15% or more of the Common Stock and (C) after the standstill period, Bristol-Myers and its affiliates and associates do not acquire any additional shares of Common Stock that would cause them to hold 15% or more of Common Stock other than pursuant to a dilution option granted under the stockholder agreement.

     Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date (but before any person has become an Acquiring Person), each Right will be exercisable to purchase, for $175 (the "Purchase Price"), one one-hundredth of a share of Series B Participating Cumulative Preferred Stock, par value $0.001 per share (the "Preferred Stock"). The terms and conditions of the Rights are set forth in a Rights Agreement dated as of February 15, 2002 between the Company and EquiServe Trust Company, N.A., as Rights Agent (the "Rights Agreement"), a copy of which is attached as an exhibit hereto and the description hereof is qualified in its entirety by reference thereto.

     If any person has become an Acquiring Person (but none of the events described in the second succeeding paragraph has occurred), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price.

     At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated and associated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

     If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

     The Board of Directors may redeem all of the Rights at a price of $0.001 per Right at any time before any person has become an Acquiring Person.

     The Rights will expire on February 15, 2012, unless earlier exchanged or redeemed.

     Prior to any person becoming an Acquiring Person, the Rights Agreement may be amended in any respect. After any person has become an Acquiring Person, the Rights Agreement may not be amended in any respect that would adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons), that would cause the Rights Agreement to become amendable except as set forth in this sentence or that would cause the Rights again to become redeemable.

     Rights holders have no rights as a stockholder of the Company, including the right to vote and to receive dividends.

     The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

     As of February 14, 2002, there were 73,330,281 shares of Common Stock outstanding and 3,524,057 shares of Common Stock reserved for issuance under the Company's stock option plans. Each outstanding share of Common Stock on the Record Date will receive one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. 1,200,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

     While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

     The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 2.   Exhibits


  1. Rights Agreement dated as of February 15, 2002 between ImClone Systems Incorporated and EquiServe Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designation of Series B Participating Cumulative Preferred Stock as Exhibit A, the Summary of Terms of the Rights Agreement as Exhibit B and the Form of Right Certificate as Exhibit C (incorporated by reference to the Current Report on Form 8-K of ImClone Systems Incorporated, filed on February 19, 2002).

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                               IMCLONE SYSTEMS INCORPORATED



                                               By:     /s/ Samuel D. Waksal
                                                  ------------------------------
                                                  Name:  Samuel D. Waksal
                                                  Title: President and
                                                         Chief Executive Officer


Dated: February 19, 2002




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